SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 23rd July 2008
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: July 23rd 2008	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc

Q2 2008 Results Summary

Issued: Wednesday, 23rd July 2008, London, U.K.

Results announcement and interim management report
for the second quarter and half year 2008

GSK delivers Q2 business performance EPS of 27.2p, up 5% CER New strategic priorities announced
Business performance results*

	Q2 2008	Growth		H1 2008	Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	5,874	(2)	4	11,560	(2)	3
Earnings per share	27.2p	5	13	52.9p	(3)	4
Statutory results (including restructuring charges)

	Q2 2008	Growth		H1 2008	Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	5,874	(2)	4	11,560	(2)	3
Earnings per share	24.6p	(6)	3	49.0p	(10)	(4)
The full results are presented under ‘Income Statement’ on pages 7 and 16
Q2 business performance summary
•	New strategic priorities designed to strengthen and balance GSK’s business and deliver sustainable long-term financial performance

•	GSK on track to meet financial guidance for 2008

•	Q2 revenue down 2% CER, adversely impacted by generic competition in the USA and lower Avandia sales

•	Significant progress in transition of pharmaceutical portfolio: 12 approvals so far in 2008 including Entereg, Kinrix, Rotarix, Treximet (USA) and Prepandrix, Tyverb (EU); almorexant for sleep disorders added to late-stage pipeline

•	Major new collaboration with Aspen in Emerging Markets; disposal of 4 products for £170 million

•	Timeline for completion of remaining £6.5 billion repurchase under current share buy-back programme extended beyond July 2009 to enable investment in strategic priorities

•	Progressive dividend policy continues with Q2 dividend of 13p, +8%

*	Business performance, which is a supplemental measure, is the primary performance measure used by management and is presented after excluding restructuring charges relating to the new Operational Excellence programme, which commenced in October 2007, and significant acquisitions. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives a more useful indication of the underlying performance of the Group.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. All commentaries are presented in terms of CER growth and compare 2008 business performance results with 2007 statutory results, unless otherwise stated. See ‘Accounting Presentation and Policies’ on page 28.

1

Chief Executive Officer’s Review
GlaxoSmithKline is responding well to the challenges it is facing this year. In Q2, the robust underlying performance of the company is helping to offset the anticipated increase in generic competition to products in the USA and a decline in Avandia sales.
We are also responding to the wider challenges of the pharmaceutical industry through our good progress in the development and delivery of new products from our strong late stage pipeline. However, it is clear that these challenges together with the evolving dynamics of our industry environment require fundamental changes to the way we operate. Today, I have set out three new strategic priorities for GSK, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
1. Grow a diversified global business
2. Deliver more products of value
3. Simplify GSK’s operating model
A separate press release, also issued today, explains in more depth the thinking behind these strategic priorities and from today we will begin to report the company’s progress against these priorities.
Grow a diversified global business
We are seeing a significant change in the composition of our pharmaceuticals portfolio, particularly in the USA, as an increasing number of products encounter generic competition. We are very focused on effectively managing this transition, particularly through the delivery of new products from our late-stage pipeline (full details of which are set out on page 11).
So far this year, we have achieved 12 regulatory approvals for a broad range of products that include Entereg, Kinrix, Rotarix, Treximet, and Prepandrix. European approval of Tyverb, for advanced breast cancer, this quarter was also of particular significance for GSK. This level of progress is at the forefront of the industry and builds on the 10 product approvals we received in 2007.
At the same time, we continue to seek opportunities to drive growth in our existing portfolio. In April, we received FDA approval for expanded use of Advair for reduction of exacerbations in COPD, a disease forecast to be the 3rd leading cause of mortality in the world by 2015. We also gained approval for expanded use of Avodart, in combination with tamsulosin, in the USA and several European countries. Reinforcing our leadership in the migraine therapy area, we launched Treximet in the USA this quarter. Patients with migraines typically suffer for between 4 and 72 hours and Treximet has real benefit by offering pain relief after just 2 hours and maintains relief for 24 hours.
Regarding Avandia, whilst the outlook for future performance remains uncertain, we continue to see supportive independent long-term data for its use as a treatment for diabetes. At this year’s American Diabetes Association meeting, two cardiovascular outcome studies involving over 20,000 years of patient experience with Avandia in a high-risk population were presented demonstrating no related increase in risk of mortality. Of further note, was the FDA’s decision to include long-term efficacy and safety data from GSK’s ADOPT study into the US label. These data confirmed that patients achieved greater sustained glycemic control with Avandia compared to either metformin or sulphonylurea.
We are also striving to maximise the value of our pharmaceuticals business through divestment of non-core assets and product acquisitions. This quarter, we divested four products, which no longer hold patent protection, for £170 million. We also saw the benefit of last year’s acquisition of Lovaza, a treatment for adult patients with very high levels of triglycerides, which contributed sales of £67 million.

Issued: Wednesday, 23rd July 2008, London, U.K.	2

It is our intention to unlock the geographic potential of our business, particularly in fast-growing emerging markets. Today, we concluded a transformational agreement with Aspen, which gives GSK priority access to commercialise assets from its large portfolio and pipeline of brands. This is a significant step in our new strategy to accelerate growth in emerging markets and accompanies several other initiatives including the recent establishment of a new dedicated business model within GSK for these countries.
GSK’s Vaccines division continues to perform strongly, and with increasing demand for preventative healthcare, GSK is well placed to benefit from this major source of future market growth.
Our second quarter performance exemplified the breadth of GSK’s current vaccine portfolio with sales growth coming from several vaccines including those for Hepatitis and Infanrix/Pediarix. Vaccine sales this quarter also benefited from the timing of certain shipments to European and International markets.
This business has a strong pipeline and we are seeing good uptake of our next generation vaccines. Sales of Rotarix for example grew strongly in the second quarter and, following approval by the FDA in April, this vaccine will shortly be available to provide early protection to the many thousands of infants at risk of rotavirus in the USA.
In June, GSK won a significant tender for use of Cervarix in the UK’s national immunisation programme to protect against cervical cancer and we are making good progress in competitive tenders across Europe. Last month we progressed our application for Cervarix in the USA, submitting our response to questions raised by the FDA in their Complete Response Letter. We have also decided to submit final data from our phase III pivotal efficacy study for inclusion in the review and product label. We expect to submit these data by the first half of 2009.
This quarter, GSK became the first company to obtain a European licence for a pre-pandemic H5N1 influenza vaccine, testament to our efforts in this critical area of public health. Prepandrix has the ability to raise immune protection against potential drift H5N1 strains, thereby providing governments with the ability to protect people in advance or at the onset of an officially declared influenza pandemic.
Our presence in Consumer Healthcare continues to provide us with competitive advantage in today’s healthcare environment. Budgetary pressures are leading governments to consider wider use of over-the-counter products in established markets; whilst economic improvement is driving increased demand in emerging markets for these products. This latter point is clearly demonstrated by our second quarter performance, with strong demand seen for our consumer healthcare products in Central and Eastern Europe, India, the Middle East and Asia.
In reported terms, overall sales for Consumer Healthcare this quarter were down 1%, principally due to lower sales of alli and smoking cessation products; excluding these items Consumer Healthcare sales grew 7% in the quarter.
We continue to see strong underlying consumer demand for alli, our new weight loss treatment. However, reported sales this quarter were impacted by lower demand from retailers for stock following a year-end promotion and an adverse comparison to Q2 2007, which benefited from stocking ahead of the product’s launch in June. Consumer Healthcare sales growth was also affected by continued competition in the USA to our smoking cessation franchise. It is our expectation that with the initiatives we have planned for these brands, reported growth will improve in both these areas during the second half of the year.
Sales in other areas and geographies remain strong, with the investments we have made to globalise our brands and produce innovative brand extensions clearly helping drive sales growth. The successful global rollouts of Sensodyne Pronamel and Breathe Right are evidence of this, as is the launch of new Lucozade Alert. It is our intention to accelerate this type of activity through increased investment in the business.

Issued: Wednesday, 23rd July 2008, London, U.K.	3

Deliver more products of value
Improving GSK’s R&D productivity remains our priority and a potential source of competitive advantage. During the quarter, we saw positive progress for two late stage assets. An FDA Oncology Drugs Advisory Committee voted unanimously in favour of the risk-benefit profile for use of Promacta as a short-term treatment for chronic ITP. We also submitted filings for Rezonic/Zunrisa, a new treatment to prevent chemotherapy induced nausea and vomiting, with regulators in the USA and Europe.
Today we have also announced significant changes in our R&D organisation. Following a review, GSK is now focussed around 8 therapy areas: Immuno-Inflammation, Neuroscience, Metabolic Pathways, Oncology, Respiratory, Infectious Disease, Ophthalmology and Biopharmaceuticals.
We have also established new Drug Performance Units (DPU) within our Centres of Excellence for Drug Discovery (CEDD). These units focus on a given biological pathway and comprise between 5 — 80 scientists. They build on the success of GSK’s CEDD model and we believe will further optimise drug discovery research.
A new global Drug Discovery Investment Board, which is tasked to ensure that investment capital is allocated in a disciplined way to competing research teams, has been established. The Board comprises senior GSK R&D leaders and individuals from outside the company operating in the venture capital and Biotech/Pharma investment world.
We continue to seek access to the best science, strengthen our pipeline and balance risk through increased collaboration with external R&D partners. In June, we completed the acquisition of Sirtris, a world leading company in the field of sirtuins, and started a five-year collaboration with the Immune Disease Institute in Boston in immuno-inflammation research. As part of continuing efforts to tap into the highest quality thinking in academia and explore alternative drug development models, this week we signed an innovative agreement with the University of Cambridge to develop a new potential therapy for obesity and addictive disorders.
Finally, this month, we also made a significant addition to our late-stage pipeline, through an agreement with Actelion to co-develop and co-commercialise almorexant, a potential first-in-class treatment for insomnia.
Simplify GSK’s operating model
To support our first two strategic priorities and meet the demands of our future environment it is clear that we must create a new operating model for GSK that can support a more diverse and globalised business. We have therefore established a new priority that focuses on simplifying our organisation.
Spanning the entire business, we have commenced a series of activities to improve the efficiency of our operations. These activities are in addition to the ongoing restructuring programme and are seeking to further improve manufacturing efficiency, free up internal resource, establish new commercial and support functions, and adopt a new pan-business approach to cost savings. We have also commenced a project to generate substantial working capital savings.
Financial strategy
We are committed to a more efficient balance sheet and to increasing returns to shareholders through our progressive dividend policy. This quarter’s dividend was increased 8% to 13 pence. Further available free cash flow and debt capacity will be used to invest firstly in our new strategic priorities and secondly in other cash returns to shareholders.
To ensure we have sufficient flexibility to deliver our priorities, we plan to vary the pace of our remaining £6.5 billion share repurchases according to the investment opportunities available. We therefore now anticipate the full £12 billion programme will be completed after the previously anticipated end date of July 2009. We currently expect to repurchase around £1 billion of shares in the last five months of this year.

Issued: Wednesday, 23rd July 2008, London, U.K.	4

Incremental investment opportunities to support our strategic priorities are expected to include ‘bolt-on’ acquisitions, other investments and collaborations. All investment opportunities will be assessed against strict financial criteria and against our long-term objective of ‘increasing growth’ and ‘reducing risk’ for the company.
Outlook
In summary, we are responding to the challenges faced by GSK this year and are seeing good progress, particularly in terms of pipeline output and product approvals. In broader terms, it is clear that GSK can, and must, do more to improve shareholder value. I believe our new strategic priorities will drive the changes GSK needs to make and enable us to realise the opportunities we see in the future healthcare environment.
Andrew Witty
Chief Executive Officer

Issued: Wednesday, 23rd July 2008, London, U.K.	5

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.
An interview with Andrew Witty in video/audio is available from 2:30pm on 23rd July 2008 on: www.gsk.com and on www.cantos.com.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Claire Brough	(020) 8047 5502
		Alice Hunt	(020) 8047 5502
		Gwenan White	(020) 8047 5502

	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419
Brand names
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2007 and are summarised in the list on page 28.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales Registered number: 3888792

Issued: Wednesday, 23rd July 2008, London, U.K.	6

Income statement
Three months ended 30th June 2008

	Business
	performance		Restructuring	Statutory	Q2 2007
	Q2 2008	Growth	Q2 2008	Q2 2008	(restated)
	£m	CER%	£m	£m	£m
Turnover:
Pharmaceuticals	4,923	(2)		4,923	4,759
Consumer Healthcare	951	(1)		951	915

TURNOVER	5,874	(2)		5,874	5,674

Cost of sales	(1,375)	8	(138)	(1,513)	(1,212)

Gross profit	4,499	(5)	(138)	4,361	4,462

Selling, general and administration	(1,765)	(8)	(31)	(1,796)	(1,841)
Research and development	(802)	(1)	(18)	(820)	(789)
Other operating income	194			194	97

Operating profit:
Pharmaceuticals	1,960	4	(186)	1,774	1,754
Consumer Healthcare	166	(15)	(1)	165	175

OPERATING PROFIT	2,126	2	(187)	1,939	1,929

Finance income	96			96	77
Finance expense	(214)			(214)	(121)
Share of after tax profits of associates and joint ventures	15			15	11

PROFIT BEFORE TAXATION	2,023	(2)	(187)	1,836	1,896

Taxation	(577)		48	(529)	(541)
Tax rate %	28.5%			28.8%	28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,446	(2)	(139)	1,307	1,355

Profit attributable to minority interests	21		—	21	22
Profit attributable to shareholders	1,425		(139)	1,286	1,333

	1,446		(139)	1,307	1,355

EARNINGS PER SHARE	27.2p	5		24.6p	24.0p

Diluted earnings per share	27.0p			24.4p	23.7p

Issued: Wednesday, 23rd July 2008, London, U.K.	7

Operating profit — business performance Q2

	Q2 2008		Q2 2007		Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Turnover	5,874	100.0	5,674	100.0	(2)	4

Cost of sales	(1,375)	(23.4)	(1,212)	(21.4)	8	13
Selling, general and administration	(1,765)	(30.0)	(1,841)	(32.4)	(8)	(4)
Research and development	(802)	(13.7)	(789)	(13.9)	(1)	2
Other operating income	194	3.3	97	1.7

Operating profit	2,126	36.2	1,929	34.0	2	10

Business performance operating margin increased 2.2 percentage points, as sterling operating profit increased 10% while sterling turnover increased 4%.
Cost of sales as a percentage of turnover increased by 2.0 percentage points, reflecting generic competition to higher margin products and lower Avandia sales.
SG&A costs as a percentage of turnover decreased 2.4 percentage points compared with Q2 2007. SG&A fell by 8% owing to lower legal charges and the benefits arising from the new operational excellence programme. There was a £3 million credit from legal, reflecting a number of settlements achieved in the quarter, compared with a £103 million charge in Q2 2007. SG&A costs excluding legal fell by 2% compared with Q2 2007.
R&D expenditure decreased 0.2 percentage points as increased investment in vaccines R&D was offset by savings from the operational excellence programme elsewhere. Pharmaceuticals R&D expenditure in the quarter represented 15.7% (Q2 2007: 16.0%) of pharmaceutical turnover.
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £194 million in Q2 2008 (Q2 2007: £97 million). Other operating income in Q2 2008 included royalty income of £68m (Q2 2007: £49m), product disposals, including the disposal of non patent protected products to Aspen, of £162 million (Q2 2007: £34 million), adverse fair value movements on derivative financial instruments of £34 million (Q2 2007: £12 million adverse) and equity investment disposals of £5 million (Q2 2007: £21 million).
The operating profit in Consumer Healthcare fell by 15% compared with Q2 2007 as a result of the adverse comparison with last year on alli and increased investments in new product launches.
Operating profit — statutory results
Statutory operating profit for Q2 2008 was £1,939 million, up 1% in sterling terms but down 7% CER compared with Q2 2007. This included £187 million of restructuring charges related to the new operational excellence programme and Reliant Pharmaceuticals; £138 million was charged to cost of sales, £31 million to SG&A and £18 million to R&D. There were no such charges in Q2 2007.
Currency impact
The 8 percentage point difference between CER and sterling business performance EPS growth in the quarter arose from the strength of the Euro, the Yen and a number of other currencies against Sterling.
The Q2 2008 results are based on exchange rates disclosed on page 25. If exchange rates were to hold at the average Q2 2008 levels for the rest of the year, the positive currency impact on business performance EPS growth for the full year would be around 7 percentage points.
2008 earnings guidance
GSK continues to expect a mid-single digit percentage decline in business performance EPS at constant exchange rates.

Issued: Wednesday, 23rd July 2008, London, U.K.	8

Turnover
Pharmaceuticals including vaccines
Three months ended 30th June 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,383	4	616	4	497	—	270	12
Seretide/Advair	964	6	473	2	355	4	136	31
Flixotide/Flovent	158	(3)	68	5	43	(7)	47	(9)
Serevent	66	(11)	16	(11)	34	(11)	16	(12)
Veramyst	17	89	14	56	1	—	2	—
Flixonase/Flonase	65	13	33	32	16	(13)	16	7

Anti-virals	751	(5)	355	(2)	218	(12)	178	(2)
HIV	361	(6)	142	(10)	164	(2)	55	(7)
Epzicom/Kivexa	104	24	39	6	54	33	11	71
Combivir	104	(15)	41	(18)	44	(19)	19	—
Trizivir	50	(23)	23	(25)	24	(13)	3	(60)
Agenerase, Lexiva	38	9	18	—	16	8	4	>100
Epivir	34	(20)	11	(8)	15	(19)	8	(33)
Ziagen	26	(7)	11	—	10	—	5	(29)

Valtrex	277	19	195	22	36	10	46	14

Zeffix	47	—	4	33	6	20	37	(6)
Relenza	3	(97)	2	(94)	1	(96)	—	—

Central nervous system	818	(4)	547	(6)	143	1	128	1
Lamictal	323	18	268	22	38	(3)	17	—
Imigran/Imitrex	173	2	139	2	24	—	10	—
Seroxat/Paxil	127	(18)	16	(47)	31	(13)	80	(7)
Wellbutrin	97	(27)	89	(30)	3	—	5	—
Requip	58	(37)	18	(69)	31	27	9	>100
Treximet	8	—	8	—	—	—	—	—

Cardiovascular and urogenital	435	(5)	251	(14)	129	12	55	15
Avodart	92	33	55	38	28	19	9	50
Lovaza	67	—	66	—	—	—	1	—
Coreg	44	(78)	43	(78)	—	—	1	(100)
Coreg CR	39	>100	38	>100	—	—	1	(100)
Coreg IR	5	(97)	5	(97)	—	—	—	—
Fraxiparine	58	13	—	—	46	3	12	71
Arixtra	36	31	16	21	17	50	3	—
Vesicare	16	25	16	25	—	—	—	—
Levitra	13	18	13	18	—	—	—	—

Metabolic	285	(35)	139	(44)	73	(19)	73	(23)
Avandia products	194	(46)	104	(54)	49	(31)	41	(33)
Avandia	125	(51)	72	(57)	20	(40)	33	(36)
Avandamet	61	(33)	25	(44)	28	(23)	8	(11)
Bonviva/Boniva	56	47	36	38	18	60	2	—

Anti-bacterials	329	(1)	39	(20)	140	(2)	150	7
Augmentin	129	(1)	8	(47)	57	—	64	13
Altabax	4	(20)	4	(20)	—	—	—	—

Oncology and emesis	117	(11)	57	(24)	41	6	19	12
Hycamtin	35	18	19	19	12	—	4	100
Zofran	31	(49)	4	(84)	16	(13)	11	(29)
Tykerb	22	75	11	20	8	>100	3	—

Vaccines	577	34	124	19	276	41	177	37
Hepatitis	167	23	66	43	72	3	29	35
Infanrix/Pediarix	167	13	49	(4)	94	26	24	16
Fluarix, FluLaval	5	25	—	100	(1)	—	6	—
Flu-prepandemic	34	—	—	—	35	—	(1)	—
Cervarix	15	—	—	—	11	—	4	—
Rotarix	35	>100	—	—	10	33	25	>100
Boostrix	18	21	9	29	7	20	2	—
Other	228	(6)	1	(67)	81	19	146	(12)

	4,923	(2)	2,129	(8)	1,598	4	1,196	4

Pharmaceutical turnover includes co-promotion income.

Issued: Wednesday, 23rd July 2008, London, U.K.	9

Regional pharmaceuticals including vaccines

	Q2 2008
	£m	CER%
USA	2,129	(8)
Europe	1,598	4
Rest of World	1,196	4
Asia Pacific/Japan	464	—
Emerging Markets	563	15

	4,923	(2)

As a result of the review of the strategic direction of the Group, the regional reporting structure within the Pharmaceuticals business has been realigned. The Group has also taken the opportunity to review the allocation of entities and costs between the Pharmaceuticals and Consumer Healthcare businesses. Comparative information has been restated onto a consistent basis and the effect of the restatement is available on the company’s website.
Q2 Pharmaceuticals turnover including vaccines update
Total pharmaceutical turnover for the second quarter fell by 2% to £4.9 billion. In the United States, turnover fell 8% to £2.1 billion, impacted by increased generic competition and a reduction in Avandia sales. Excluding these products US turnover grew 13%. In Europe, turnover was up 4% to £1.6 billion, with improving sales growth from vaccines and newer products. Sales in Emerging Markets were up 15% to £563 million and in Asia Pacific sales were level at £464 million.
Key product movements impacting turnover growth for the quarter:
•	Sales of Seretide/Advair, for asthma and COPD, were £964 million, up 6%. In the USA, sales grew 2% to £473 million. The asthma controller market in the USA has declined slightly year over year while the use of short acting inhalers such as albuterol has increased. GSK has recently focused its asthma sales force on communication of the newly revised treatment guidelines which recommend combination therapy for those asthma patients who use rescue inhalers such as albuterol daily. Use of Advair for treatment of COPD continues to grow, and in April GSK received FDA approval for the expanded use of Advair for reduction of exacerbations in COPD. Advair is the only currently available treatment approved for this use.

•	Vaccines sales grew 34% to £577 million, driven by strong US sales of hepatitis vaccines (up 43% to £66 million). Also contributing to sales growth this quarter were sales of GSK’s recently introduced pre-pandemic flu vaccine of £34 million. Q2 vaccine sales also benefited from the timing of certain shipments.

•	Sales of Lamictal grew 18% to £323 million in the quarter and sales of Valtrex grew 19% to £277 million. Sales of Lovaza, which was acquired by GSK in 2007, were £67 million for the quarter.

•	Global Avandia sales declined 46% in the quarter to £194 million, with the largest decline in the US market with sales down 54% to £104 million.

•	Generic competition to Wellbutrin (down 27% to £97 million) increased this quarter with the introduction of a generic version of the 150mg dose. Sales of Zofran (down 49% to £31 million) also continue to be impacted by generic competition.

•	Requip, for Parkinson’s disease/Restless Legs Syndrome, declined 37% to £58 million, following the introduction of generic competition in the USA in May. GSK received FDA approval for Requip XL, a once a day treatment for Parkinson’s disease, in June and will launch the product in July.

•	Coreg IR sales declined 97% to £5 million, due to generic competition in the USA. Sales of Coreg CR, which was launched last year, were £39 million.

•	Sales of Relenza, an anti-viral treatment for influenza were lower than the comparative quarter of 2007 at £3 million, reflecting the variable timings of tender orders from governments.

Issued: Wednesday, 23rd July 2008, London, U.K.	10

GSK’s late-stage pharmaceuticals and vaccines pipeline
The following table is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.

Cardiovascular & Metabolic		USA	EU	News update in the quarter
Arixtra	Acute Coronary Syndromes	Filed	Approved
Volibris	PAH Class II/III	n/a	Approved	Approved in Europe on 25th April
Avandamet XR	Type II diabetes	Ph III	Ph III
Avandia + statin	Type II diabetes	Ph III	Ph III
Coreg CR + ACEi	Hypertension	Ph III	n/a	Filing under review

MIGU
Entereg	Post operative ileus	Approved	n/a	Approved in USA on 20th May
Avodart	co-Rx with a blocker	Approved	Approved	Approved in Europe on 18th April and in USA on 19th June
	Prostate cancer prevention	Ph III	Ph III
belimumab	Lupus	Ph III	Ph III
mepolizumab	HES	Ph III	Ph III
ofatumumab	RA	Ph III	Ph III

Neurosciences
Requip XL	Parkinson’s disease	Approved	Approved	Approved in USA on 17th June
Treximet	Migraine	Approved	n/a	Approved in USA on 15th April
Lamictal XR	Epilepsy	Filed	n/a	Response to FDA Approvable letter submitted on 10th July
Lunivia	Sleep disorders	n/a	Filed
Solzira	RLS	Ph III	Ph III
rosiglitazone XR	Alzheimer’s disease	Ph III	Ph III
almorexant	Primary insomnia	Ph III	Ph III	GSK entered agreement with Actelion on 14th July

Oncology
Tykerb/Tyverb	Refactory breast cancer	Approved	Approved	Approved in Europe on 13th June
	Adjuvant breast cancer	Ph III	Ph III	Neo-ALTTO study started on 12th May
	Head & Neck cancer	Ph III	Ph III
Rezonic/Zunrisa	CINV/PONV	Filed	Filed	Filed in USA on 29th May and in Europe on 2nd July
Promacta/Revolade	Short term ITP	Filed	Ph III	FDA ODAC unanimous vote in favour of the risk-benefit profile for short-term treatment in patients with chronic ITP. PDUFA extended to 19th September
	Long term ITP	Ph III	Ph III
	Hepatitis C	Ph III	Ph III

Armala	Renal cell cancer	Ph III	Ph III
Armala + Tykerb	Inflammatory breast cancer	Ph III	Ph III
elesclomol	Metastatic melanoma	Ph III	Ph III
ofatumumab	CLL / NHL	Ph III	Ph III

Issued: Wednesday, 23rd July 2008, London, U.K.	11

Respiratory		USA	EU	News updates in the quarter
Seretide/Advair	COPD	Approved	Approved	COPD exacerbation claim approved in USA on 30th April

Vaccines
Rotarix	Rotavirus prophylaxis	Approved	Approved	Approved in USA on 3rd April and positive ACIP on 25th June
Kinrix	DTaP-IPV prophylaxis	Approved	n/a	Approved in USA on 24th June and positive ACIP on 26th June
Cervarix	HPV prophylaxis	Filed	Approved	Response to FDA CR letter submitted in June. 6.4 year data published at ESPID on 14th May
Prepandrix	H5N1 pandemic influenza prophylaxis	Ph III	Approved	Approved in Europe on 15th May
Synflorix	S pneumoniae and NTHib prophylaxis	Ph III	Filed	Phase III data presented at ISPPD 8th -12th June. US filing under review
MAGE-A3	NSCLC	Ph III	Ph III
HibMenCY-TT	MenCY and Hib prophylaxis	Ph III	n/a
MenACWY	MenACWY prophylaxis	Ph III	Ph III
New	Influenza	Ph III	Ph III
generation flu	prophylaxis
Simplirix	Genital herpes prophylaxis	Ph III	Ph III

Issued: Wednesday, 23rd July 2008, London, U.K.	12

Turnover
Consumer Healthcare
Three months ended 30th June 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
OVER-THE-COUNTER MEDICINES	443	(9)	143	(30)	134	4	166	11
Panadol franchise	78	11	—	—	17	14	61	10
Smoking cessation products	65	(15)	47	(8)	13	(33)	5	(17)
Tums	22	5	19	5	—	—	3	—
Cold sore franchise	19	20	9	50	9	14	1	(50)
Breathe Right	18	42	10	—	5	100	3	—
alli	18	(76)	17	(76)	—	—	1	—

ORAL HEALTHCARE	298	3	50	(7)	169	5	79	7
Aquafresh franchise	107	(3)	18	(21)	66	4	23	—
Sensodyne franchise	87	9	15	7	43	8	29	13
Dental healthcare	66	7	15	—	27	9	24	11

NUTRITIONAL HEALTHCARE	210	11	—	—	134	6	76	21
Lucozade	107	11	—	—	95	9	12	25
Horlicks	48	14	—	—	5	—	43	16
Ribena	43	5	—	—	34	3	9	13

	951	(1)	193	(25)	437	5	321	13

Q2 Consumer Healthcare turnover update
Overall Consumer Healthcare sales declined 1% to £951 million, with US sales down 25% due to lower reported sales of alli and continued competition to GSK’s smoking control franchise. European and Rest of World sales grew 5% and 13%, respectively. Excluding sales of alli and smoking cessation products, Q2 Consumer Healthcare sales grew 7%.
Key product movements impacting turnover growth for the quarter:
•	Panadol sales grew 11% to £78 million, aided by new consumer and physician communication campaigns.

•	GSK’s smoking cessation franchise continued to be impacted by strong competition from prescription treatments and retailers’ own-label brands in the USA, with overall sales declining 15% to £65 million. GSK has a series of initiatives underway to improve growth of these brands.

•	Sales of Breathe Right strips grew 42% to £18 million following further launches of the brand in the Rest of World markets.

•	Q2 sales of alli were £18 million impacted by lower demand from retailers for stock following a year-end promotion and an adverse comparison with Q2 2007 (sales of £76 million) when the product was launched. Based on retail market data, underlying demand for alli was estimated to be £23 million in Q2.

•	Sales of Sensodyne grew 9% to £87 million benefiting from the successful launch of Sensodyne Pronamel.

•	Sales benefited from strong growth of Lucozade up 11% to £107 million, aided by the introduction of Lucozade Alert, and Horlicks up 14% to £48 million.

Issued: Wednesday, 23rd July 2008, London, U.K.	13

Cash flow statement
Three months ended 30th June 2008

	Q2 2008	Q2 2007
	£m	£m
Profit after tax	1,307	1,355
Tax on profits	529	541
Share of after tax profits of associates and joint ventures	(15)	(11)
Net finance expense	118	44
Depreciation and other non-cash items	288	250
Increase in working capital	(52)	(164)
(Decrease)/increase in other net liabilities	(70)	93

Cash generated from operations	2,105	2,108

Taxation paid	(732)	(723)

Net cash inflow from operating activities	1,373	1,385

Cash flow from investing activities
Purchase of property, plant and equipment	(345)	(372)
Proceeds from sale of property, plant and equipment	6	—
Purchase of intangible assets	(121)	(29)
Proceeds from sale of intangible assets	—	5
Purchase of equity investments	(5)	(9)
Proceeds from sale of equity investments	14	30
Purchase of businesses, net of cash acquired	(324)	—
Investment in associates and joint ventures	(5)	—
Interest received	92	78
Dividends from associates and joint ventures	2	2

Net cash outflow from investing activities	(686)	(295)

Cash flow from financing activities
Decrease/(increase) in liquid investments	793	(20)
Proceeds from own shares for employee share options	—	43
Shares acquired by ESOP Trusts	(2)	—
Issue of share capital	7	118
Purchase of own shares for cancellation	(1,390)	—
Purchase of Treasury shares	—	(642)
Increase in long-term loans	4,522	983
Net increase in/(repayment of) short-term loans	(571)	(715)
Net repayment of obligations under finance leases	(10)	(13)
Interest paid	(241)	(150)
Dividends paid to shareholders	(859)	(785)
Dividends paid to minority interests	(31)	(11)
Other financing cash flows	(39)	14

Net cash inflow/(outflow) from financing activities	2,179	(1,178)

Increase/(decrease) in cash and bank overdrafts in the period	2,866	(88)
Exchange adjustments	17	(24)
Cash and bank overdrafts at beginning of period	1,956	1,689

Cash and bank overdrafts at end of period	4,839	1,577

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	4,988	1,894
Overdrafts	(149)	(317)

	4,839	1,577

Issued: Wednesday, 23rd July 2008, London, U.K.	14

Cash flow
Cash generated from operations was £2,105 million in Q2 2008. This represents a decrease of £3 million compared with Q2 2007. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments to shareholders, together amounting to £1,936 million. The purchase of businesses relates to the acquisition of Sirtris Pharmaceuticals Inc. at a cost of £324 million, net of cash acquired. Receipts of £7 million arose from the issue of new shares. In addition, £1,390 million was spent in the period on purchasing the company’s shares for cancellation. The increase in the cash position arose primarily from issuing $9 billion of bonds under the US debt programme.
Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the Legal proceedings note in the Annual Report.
At 30th June 2008, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 25) was £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Significant developments since the date of the 2007 Annual Report are as follows:
With respect to the Group’s settlement agreement with Mylan related to Paxil CR, Mylan was permitted to and entered the market for all strengths of Paxil CR in May 2008.
In July 2008, two actions were filed against the Group, one by a purported class of direct purchasers and another by a purported class of indirect purchasers, in the US District Court for the Eastern District of Pennsylvania. These actions allege anti-trust violations related to the Group’s petitioning activity before the FDA regarding Flonase. These actions are in their early stages.
With respect to the remaining civil lawsuits brought by ten states and several New York counties against the Group and other drug companies regarding the process for reporting the ‘average wholesale price’ (AWP) for drugs reimbursed by Medicaid, a joint trial was held in the State of Alabama’s case against the Group and Novartis. On 1st July 2008, the Alabama jury awarded a verdict against the Group for $81 million for compensatory damages and interest but declined to award any punitive damages. The Group intends to appeal the verdict.
With respect to the complaint filed by Biota Holdings Limited in the Victorian Supreme Court in Australia alleging that the Group had failed to fulfil its obligations for Relenza (zanamivir), the parties held a mediation meeting on the 17th and 18th July and reached agreement on a settlement. Under the terms of the settlement, GSK admits no liability but will make a payment of AUD 20 million (£10 million) to Biota.
With respect to the Paxil Securities Litigation, the US Court of Appeals for the Second Circuit affirmed on May 9, 2008 the District Court for the Southern District of New York’s dismissal of the plaintiffs’ complaint. As the plaintiffs did not seek review from the US Supreme Court of the Second Circuit’s decision, the matter is now closed.
As previously reported in the Q1 2008 Results Announcement, in April 2008 an action was filed against Biovail and GSK by a purported class of direct purchasers in the US District Court for the District of Massachusetts alleging anti-trust violations related to the enforcement of Biovail’s Wellbutrin XL patents. The action is in its early stages.
Developments with respect to tax matters are described in ‘Taxation’ on page 25.

Issued: Wednesday, 23rd July 2008, London, U.K.	15

Income statement
Six months ended 30th June 2008

	Business
	performance		Restructuring	Statutory	H1 2007
	H1 2008	Growth	H1 2008	H1 2008	(restated)
	£m	CER%	£m	£m	£m
Turnover:
Pharmaceuticals	9,690	(3)		9,690	9,545
Consumer Healthcare	1,870	3		1,870	1,721

TURNOVER	11,560	(2)		11,560	11,266

Cost of sales	(2,674)	5	(198)	(2,872)	(2,446)

Gross profit	8,886	(4)	(198)	8,688	8,820

Selling, general and administration	(3,485)	(5)	(56)	(3,541)	(3,514)
Research and development	(1,582)	2	(18)	(1,600)	(1,515)
Other operating income	355			355	304

Operating profit:
Pharmaceuticals	3,854	(4)	(270)	3,584	3,785
Consumer Healthcare	320	(8)	(2)	318	310

OPERATING PROFIT	4,174	(4)	(272)	3,902	4,095

Finance income	178			178	135
Finance expense	(382)		(2)	(384)	(217)
Share of after tax profits of associates and joint ventures	14			14	26

PROFIT BEFORE TAXATION	3,984	(7)	(274)	3,710	4,039

Taxation	(1,140)		69	(1,071)	(1,151)
Tax rate %	28.6%			28.9%	28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	2,844	(8)	(205)	2,639	2,888

Profit attributable to minority interests	46		—	46	41
Profit attributable to shareholders	2,798		(205)	2,593	2,847

	2,844		(205)	2,639	2,888

EARNINGS PER SHARE	52.9p	(3)		49.0p	51.0p

Diluted earnings per share	52.5p			48.7p	50.4p

Issued: Wednesday, 23rd July 2008, London, U.K.	16

Operating profit — business performance H1

	H1 2008		H1 2007		Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Turnover	11,560	100.0	11,266	100.0	(2)	3

Cost of sales	(2,674)	(23.1)	(2,446)	(21.7)	5	9
Selling, general and administration	(3,485)	(30.1)	(3,514)	(31.3)	(5)	(1)
Research and development	(1,582)	(13.8)	(1,515)	(13.4)	2	4
Other operating income	355	3.1	304	2.7

Operating profit	4,174	36.1	4,095	36.3	(4)	2

Business performance operating margin decreased 0.2 percentage points, as sterling operating profit increased 2% while sterling turnover increased 3%.
Cost of sales as a percentage of turnover increased by 1.4 percentage points, reflecting generic competition to higher margin products and lower Avandia sales.
SG&A costs as a percentage of turnover decreased 1.2 percentage points compared with H1 2007. SG&A fell by 5% because of lower legal charges and the benefits arising from the new operational excellence programme. Legal charges were £36 million in H1 2008 compared with £129 million in H1 2007. SG&A costs excluding legal fell by 2% compared with H1 2007.
R&D expenditure increased 2%, as an increased investment in vaccines R&D was partially offset by savings from the operational excellence programme elsewhere. Pharmaceuticals R&D expenditure in the period represented 15.8% (H1 2007: 15.3%) of pharmaceutical turnover.
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £355 million in H1 2008 (H1 2007: £304 million). Other operating income in H1 2008 included royalty income of £130 million (H1 2007: £94 million), product disposals, including the disposal of non patent protected products to Aspen, of £216 million (H1 2007: £34 million), favourable fair value movements on derivative financial instruments of £32 million (H1 2007: £21 million favourable) and equity investment disposals of £7 million (H1 2007: £32 million). Other operating income in H1 2007 also included the Roche litigation settlement relating to carvedilol.
Operating profit — statutory results
Statutory operating profit for H1 2008 was £3,902 million, down 10% CER and 5% in sterling terms compared with H1 2007. This included £272 million of restructuring charges related to the new operational excellence programme and Reliant Pharmaceuticals; £198 million was charged to cost of sales, £56 million to SG&A and £18 million to R&D. There were no such charges in H1 2007.

Issued: Wednesday, 23rd July 2008, London, U.K.	17

Turnover
Pharmaceuticals including vaccines
Six months ended 30th June 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	2,738	5	1,232	6	983	2	523	9
Seretide/Advair	1,918	8	972	6	700	6	246	25
Flixotide/Flovent	320	(2)	143	6	87	(7)	90	(8)
Serevent	133	(8)	33	(11)	71	(3)	29	(16)
Veramyst	30	>100	26	>100	2	—	2	—
Flixonase/Flonase	111	(12)	37	(26)	29	(7)	45	3

Anti-virals	1,490	(6)	702	(6)	427	(14)	361	2
HIV	719	(6)	294	(8)	321	(4)	104	(2)
Epzicom/Kivexa	203	25	79	11	102	33	22	50
Combivir	209	(14)	86	(13)	86	(20)	37	(3)
Trizivir	104	(20)	50	(20)	48	(16)	6	(38)
Agenerase, Lexiva	73	3	36	(5)	31	8	6	67
Epivir	68	(21)	22	(15)	30	(21)	16	(29)
Ziagen	51	(8)	21	(5)	19	(6)	11	(15)
Valtrex	526	14	368	14	71	13	87	13
Zeffix	93	4	7	17	13	9	73	1
Relenza	32	(82)	10	(87)	1	(98)	21	(22)

Central nervous system	1,647	(1)	1,141	—	272	(4)	234	(3)
Lamictal	613	17	508	22	71	(9)	34	3
Imigran/Imitrex	338	—	273	1	47	(2)	18	(6)
Seroxat/Paxil	248	(16)	47	(31)	59	(18)	142	(8)
Wellbutrin	223	(15)	210	(17)	6	>100	7	(14)
Requip	152	(12)	78	(31)	60	26	14	100
Treximet	8	—	8	—	—	—	—	—

Cardiovascular and urogenital	833	(9)	483	(18)	245	9	105	16
Avodart	177	32	104	30	56	28	17	60
Lovaza	117	—	116	—	—	—	1	—
Coreg	92	(78)	91	(78)	—	—	1	(80)
Coreg CR	74	>100	73	>100	—	—	1	—
Coreg IR	18	(95)	18	(95)	—	—	—	—
Fraxiparine	109	4	—	—	87	(3)	22	40
Arixtra	71	48	35	44	31	42	5	>100
Vesicare	30	30	30	30	—	—	—	—
Levitra	27	8	26	8	1	—	—	—

Metabolic	557	(40)	272	(52)	146	(13)	139	(26)
Avandia products	385	(51)	203	(61)	103	(23)	79	(39)
Avandia	247	(57)	143	(64)	42	(38)	62	(42)
Avandamet	123	(31)	49	(47)	59	(9)	15	(21)
Bonviva/Boniva	105	49	69	43	33	53	3	—

Anti-bacterials	692	(2)	84	(17)	315	(6)	293	9
Augmentin	285	(1)	25	(37)	136	—	124	11
Altabax	6	20	6	20	—	—	—	—

Oncology and emesis	230	(19)	115	(34)	78	6	37	6
Hycamtin	65	7	36	6	23	5	6	25
Zofran	60	(61)	7	(91)	32	(22)	21	(20)
Tykerb	41	>100	21	69	15	>100	5	—

Vaccines	1,013	23	233	26	476	23	304	19
Hepatitis	306	20	119	52	128	—	59	14
Infanrix/Pediarix	320	10	100	7	175	12	45	8
Fluarix, FluLaval	5	—	—	—	(1)	—	6	(14)
Flu-prepandemic	39	—	—	—	39	—	—	—
Cervarix	27	—	—	—	21	—	6	—
Rotarix	62	100	—	—	19	60	43	>100
Boostrix	31	7	14	—	12	11	5	25

Other	490	3	5	(85)	152	20	333	9

	9,690	(3)	4,267	(9)	3,094	1	2,329	5

Pharmaceutical turnover includes co-promotion income.

Issued: Wednesday, 23rd July 2008, London, U.K.	18

Regional pharmaceuticals including vaccines

	H1 2008
	£m	CER%
USA	4,267	(9)
Europe	3,094	1
Rest of World	2,329	5
Asia Pacific/Japan	884	—
Emerging Markets	1,032	10

	9,690	(3)

As a result of the review of the strategic direction of the Group, the regional reporting structure within the Pharmaceuticals business has been realigned. The Group has also taken the opportunity to review the allocation of entities and expenses between the Pharmaceuticals and Consumer Healthcare businesses. Comparative information has been restated onto a consistent basis and the effect of the restatement is available on the company’s website.
H1 Pharmaceutical turnover including vaccines update
Total pharmaceutical turnover for the first half declined 3% to £9.7 billion. In the United States, turnover fell 9% to £4.3 billion, impacted by increased generic competition and a reduction in Avandia sales. In Europe, turnover was up 1% to £3.1 billion, with improving sales growth from vaccines and newer products.
Key product variances during the first half were:
•	Seretide/Advair sales grew 8% to £1.9 billion, with US sales up 6% to £972 million.

•	Vaccines grew 23% to £1 billion, with growth contributions from established vaccines such as the hepatitis vaccines (up 20% to £306 million), Infanrix/Pediarix (up 10% to £320 million) and new vaccines Rotarix (£62 million) and Cervarix (£27 million). Sales of GSK’s recently introduced pre-pandemic flu vaccine were £39 million.

•	Sales of Lamictal grew 17% to £613 million and sales of Valtrex grew 14% to £526 million in H1 2008. Sales of Lovaza, which was acquired by GSK in 2007, were £117 million for the first half of 2008.

•	Total sales of Avandia products were £385 million, a decline of 51% over the same period last year.

•	Generic competition affected sales of Seroxat/Paxil (down 16% to £248 million), Zofran (down 61% to £60 million) and Wellbutrin (down 15% to £223 million). A generic version of Wellbutrin 150mg dose was introduced in the second quarter.

•	Sales of Requip for Parkinson’s disease/Restless Legs Syndrome declined 12% to £152 million, following the introduction of generic competition in the USA in May. GSK received FDA approval for Requip XL, a once a day treatment for Parkinson’s disease, in June and launched the product in July.

•	Coreg IR sales declined 95% to £18 million, due to generic competition in the USA. Sales of Coreg CR, which was launched last year, were £74 million.

•	Sales of Relenza, an anti-viral treatment for influenza, were lower than the comparative half year of 2007 at £32 million, reflecting the variable timings of tender orders from governments.

Issued: Wednesday, 23rd July 2008, London, U.K.	19

Turnover
Consumer Healthcare
Six months ended 30th June 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%

OVER-THE-COUNTER MEDICINES	880	(2)	268	(21)	278	5	334	14
Panadol franchise	158	15	—	—	36	14	122	15
Smoking cessation products	123	(21)	85	(17)	29	(34)	9	(10)
Tums	43	—	37	(3)	—	—	6	25
Cold sore franchise	39	12	16	14	19	13	4	—
Breathe Right	35	27	19	(14)	10	>100	6	>100
alli	27	(64)	25	(66)	—	—	2	—

ORAL HEALTHCARE	587	6	100	(2)	328	6	159	11
Aquafresh franchise	214	2	38	(7)	130	3	46	8
Sensodyne franchise	173	14	30	11	84	15	59	15
Dental healthcare	126	6	29	(3)	51	10	46	11

NUTRITIONAL HEALTHCARE	403	12	—	—	244	7	159	22
Lucozade	193	14	—	—	171	12	22	31
Horlicks	104	16	—	—	11	(8)	93	20
Ribena	80	—	—	—	61	(2)	19	6

	1,870	3	368	(16)	850	6	652	15

H1 Consumer Healthcare turnover update
Consumer Healthcare sales during the first half-year grew by 3% to £1.9 billion. In the Rest of World markets, sales grew 15% and in Europe, sales grew 6%. Sales in the USA were £368 million, a decline of 16% during the half year, reflecting the impact of lower sales of alli and increased competition to smoking cessation products. Excluding sales of alli and smoking cessation products, H1 Consumer Healthcare sales grew 9%.
Key product movements impacting turnover growth for the period:
•	Panadol sales grew 15% to £158 million aided by new consumer and physician communication campaigns.

•	GSK’s smoking cessation franchise continued to be impacted by strong competition from prescription treatments and retailers’ own-label brands in the USA, with overall sales declining 21% to £123 million. GSK has a series of initiatives underway to improve growth of these brands.

•	Sales of Breathe Right strips grew 27% to £35 million following further launches of the brand in the Rest of World markets.

•	H1 sales of alli were £27 million, impacted by lower demand from retailers for stock following a year-end promotion and an adverse comparison with H1 2007 when alli was launched. Based on retail market data, underlying demand for alli was estimated to be £55 million in H1.

•	Sales of Sensodyne grew 14% to £173 million benefiting from the successful launch of Sensodyne Pronamel.

•	Sales of Lucozade grew strongly up 14% to £193 million, aided by the introduction of Lucozade Alert; and sales of Horlicks were up 16% to £104 million, which benefited from a new product promotion campaign in India.

Issued: Wednesday, 23rd July 2008, London, U.K.	20

Balance sheet

	30th June	30th June	31st December
	2008	2007	2007
	£m	£m	£m

ASSETS
Non-current assets
Property, plant and equipment	8,092	7,215	7,821
Goodwill	1,618	956	1,370
Other intangible assets	4,658	3,688	4,456
Investments in associates and joint ventures	346	309	329
Other investments	382	576	517
Deferred tax assets	2,210	2,173	2,196
Derivative financial instruments	42	119	1
Other non-current assets	495	820	687

Total non-current assets	17,843	15,856	17,377

Current assets
Inventories	3,525	2,758	3,062
Current tax recoverable	49	68	58
Trade and other receivables	5,392	5,062	5,495
Derivative financial instruments	329	167	475
Liquid investments	393	1,022	1,153
Cash and cash equivalents	4,988	1,894	3,379
Assets held for sale	3	3	4

Total current assets	14,679	10,974	13,626

TOTAL ASSETS	32,522	26,830	31,003

LIABILITIES
Current liabilities
Short-term borrowings	(1,157)	(1,175)	(3,504)
Trade and other payables	(5,312)	(4,374)	(4,861)
Derivative financial instruments	(137)	(142)	(262)
Current tax payable	(841)	(783)	(826)
Short-term provisions	(819)	(733)	(892)

Total current liabilities	(8,266)	(7,207)	(10,345)

Non-current liabilities
Long-term borrowings	(12,566)	(5,023)	(7,067)
Deferred tax liabilities	(762)	(917)	(887)
Pensions and other post-employment benefits	(1,756)	(1,422)	(1,383)
Other provisions	(1,100)	(813)	(1,035)
Derivative financial instruments	(2)	(68)	(8)
Other non-current liabilities	(363)	(339)	(368)

Total non-current liabilities	(16,549)	(8,582)	(10,748)

TOTAL LIABILITIES	(24,815)	(15,789)	(21,093)

NET ASSETS	7,707	11,041	9,910

EQUITY
Share capital	1,440	1,505	1,503
Share premium account	1,302	1,183	1,266
Retained earnings	4,255	7,820	6,475
Other reserves	441	288	359

Shareholders’ equity	7,438	10,796	9,603

Minority interests	269	245	307

TOTAL EQUITY	7,707	11,041	9,910

Issued: Wednesday, 23rd July 2008, London, U.K.	21

Net assets
The book value of net assets decreased by £2,203 million from £9,910 million at 31st December 2007 to £7,707 million at 30th June 2008. This reflects an increase in net debt arising from the funding of the share buy-back programme and dividend payments, together with an increase in the pension deficit. The increase in the pension deficit arose predominantly from a reduction in asset values and an increase in the estimated long-term UK inflation rate,partially offset by an increase in the rate used to discount UK pension liabilities from 5.75% to 6.50%. At 30th June 2008, the net deficit on the Group’s pension plans was £716 million compared with a net deficit at 31st December 2007 of £156 million.
The carrying value of investments in associates and joint ventures at 30th June 2008 was £346 million, with a market value of £928 million.
Equity
At 30th June 2008, total equity had decreased from £9,910 million at 31st December 2007 to £7,707 million. The decrease arose principally from further purchases of shares for cancellation, dividend payments and actuarial losses on defined benefit pension and post-employment plans, partially offset by retained earnings in the period.
At 30th June 2008, the ESOP Trusts held 131.1 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,496 million has been deducted from other reserves. The market value of these shares was £1,459 million.
During the period, GSK purchased £2,474 million of shares for cancellation, and in addition an accrual of £605 million was recorded to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire shares for cancellation during the period from 1st July to 23rd July 2008. At 30th June 2008, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.

Issued: Wednesday, 23rd July 2008, London, U.K.	22

Cash flow statement
Six months ended 30th June 2008

	H1 2008	H1 2007	2007
	£m	£m	£m
Profit after tax	2,639	2,888	5,310
Tax on profits	1,071	1,151	2,142
Share of after tax profits of associates and joint ventures	(14)	(26)	(50)
Net finance expense	206	82	191
Depreciation and other non-cash items	598	524	1,333
Increase in working capital	(13)	(195)	(538)
Decrease in other net liabilities	(274)	(510)	(308)

Cash generated from operations	4,213	3,914	8,080

Taxation paid	(1,039)	(979)	(1,919)

Net cash inflow from operating activities	3,174	2,935	6,161

Cash flow from investing activities
Purchase of property, plant and equipment	(599)	(684)	(1,516)
Proceeds from sale of property, plant and equipment	8	19	35
Purchase of intangible assets	(182)	(425)	(627)
Proceeds from sale of intangible assets	—	5	9
Purchase of equity investments	(17)	(150)	(186)
Proceeds from sale of equity investments	16	44	45
Purchase of businesses, net of cash acquired	(324)	(233)	(1,027)
Investment in associates and joint ventures	(7)	—	(1)
Interest received	179	137	247
Dividends from associates and joint ventures	4	6	12

Net cash outflow from investing activities	(922)	(1,281)	(3,009)

Cash flow from financing activities
Decrease/(increase) in liquid investments	779	14	(39)
Proceeds from own shares for employee share options	6	84	116
Shares acquired by ESOP Trusts	(3)	—	(26)
Issue of share capital	37	332	417
Purchase of own shares for cancellation	(2,376)	—	(213)
Purchase of Treasury shares	—	(1,217)	(3,538)
Increase in long-term loans	5,215	983	3,483
Repayment of long-term loans	—	—	(207)
Net (repayment of)/increase in short-term loans	(2,382)	(275)	1,632
Net repayment of obligations under finance leases	(22)	(22)	(39)
Interest paid	(283)	(174)	(378)
Dividends paid to shareholders	(1,567)	(1,456)	(2,793)
Dividends paid to minority interests	(65)	(67)	(77)
Other financing cash flows	15	(24)	(79)

Net cash outflow from financing activities	(646)	(1,822)	(1,741)

Increase/(decrease) in cash and bank overdrafts in the period	1,606	(168)	1,411

Exchange adjustments	12	(17)	48
Cash and bank overdrafts at beginning of period	3,221	1,762	1,762

Cash and bank overdrafts at end of period	4,839	1,577	3,221

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	4,988	1,894	3,379
Overdrafts	(149)	(317)	(158)

	4,839	1,577	3,221

Issued: Wednesday, 23rd July 2008, London, U.K.	23

Cash flow
Cash generated from operations was £4,213 million in H1 2008. This represents an increase of £299 million compared with H1 2007. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments to shareholders, together amounting to £3,205 million. Receipts of £43 million arose from the exercise of share options: £6 million from shares held by the ESOP Trusts and £37 million from the issue of new shares. In addition, £2,376 million was spent in the period on purchasing the company’s shares for cancellation. The increased cash position at 30th June 2008 arose from issuing a £700 million bond under the EMTN programme during Q1 2008 and $9 billion of bonds under the US debt programme during Q2 2008.
Statement of recognised income and expense

	H1 2008	H1 2007
	£m	£m
Exchange movements on overseas net assets	204	(38)
Tax on exchange movements	(7)	(4)
Fair value movements on available-for-sale investments	(119)	(19)
Deferred tax on fair value movements on available-for-sale investments	13	(5)
Exchange movements on goodwill in reserves	(15)	13
Actuarial (losses)/gains on defined benefit plans	(507)	1,141
Deferred tax on actuarial movements in defined benefit plans	151	(337)
Fair value movements on cash flow hedges	(4)	(8)
Deferred tax on fair value movements on cash flow hedges	2	3

Net (losses)/gains recognised directly in equity	(282)	746

Profit for the period	2,639	2,888

Total recognised income and expense for the period	2,357	3,634

Total recognised income and expense for the period attributable to:
Shareholders	2,330	3,584
Minority interests	27	50

	2,357	3,634

Issued: Wednesday, 23rd July 2008, London, U.K.	24

Additional information
Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

					31st December
	Q2 2008	Q2 2007	H1 2008	H1 2007	2007
Average rates:
£/US$	1.99	1.98	1.99	1.97	2.00
£/Euro	1.28	1.47	1.30	1.48	1.46
£/Yen	208	240	209	237	235
Period-end rates:
£/US$	1.99	2.01	1.99	2.01	1.99
£/Euro	1.26	1.49	1.26	1.49	1.36
£/Yen	211	248	211	248	222
During both Q2 and H1 2008, average Sterling exchange rates were stronger against the US Dollar but weaker against the Euro and the Yen compared with similar periods in 2007. Comparing Q2/H1 2008 period-end rates with Q2/H1 2007 period-end rates, Sterling was weaker against the US Dollar, the Euro and the Yen.
Restructuring
In October 2007, GSK announced a significant new restructuring programme to improve the effectiveness and productivity of its operations. This programme is expected to deliver annual pre-tax savings of £700 million by 2010. GSK expects to realise approximately £350 million of savings in 2008 and £550 million of savings in 2009. Charges before tax of £187 million in Q2 2008 and £274 million in H1 2008 were recorded for the programme and the restructuring of Reliant Pharmaceuticals.

Taxation	Q2 2008	Q2 2007	H1 2008	H1 2007
	£m	£m	£m	£m
Tax charge on business performance profit	577		1,140
Tax rate %	28.5%		28.6%
Tax charge on statutory profit	529	541	1,071	1,151
Tax rate %	28.8%	28.5%	28.9%	28.5%
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2007. Following discussions with HMRC, the Group has now settled substantially all outstanding UK tax issues for all periods up to 31st December 2006, with no material impact on the expected tax rate for the year. The Group also has open tax issues with the revenue authorities in the USA and Japan, where there have been no material changes since the publication of the Annual Report 2007, and in Canada, where a court judgement has been delivered and GSK is appealing.
GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing and other issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Issued: Wednesday, 23rd July 2008, London, U.K.	25

Weighted average number of shares

	Q2 2008	Q2 2007
	millions	millions
Weighted average number of shares — basic	5,234	5,574
Dilutive effect of share options and share awards	38	51

Weighted average number of shares — diluted	5,272	5,625

	H1 2008	H1 2007	2007
	millions	millions	millions
Weighted average number of shares — basic	5,294	5,587	5,524
Dilutive effect of share options and share awards	31	59	43

Weighted average number of shares — diluted	5,325	5,646	5,567

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 30th June 2008, was 5,157 million (30th June 2007: 5,550 million).
Dividends

	Paid/	Pence per
	payable	share	£m
2008
First interim	10th July 2008	13	683
Second interim	9th October 2008	13	670

2007
First interim	12th July 2007	12	670
Second interim	11th October 2007	12	667
Third interim	10th January 2008	13	708
Fourth interim	10th April 2008	16	859

		53	2,904

The Board has declared a second interim dividend of 13 pence per share (Q2 2007: 12p) making 26 pence for the half year (H1 2007: 24p). The equivalent interim dividend receivable by ADR holders is 51.9116 cents per ADS based on an exchange rate of £1/$1.9966. The ex-dividend date will be 30th July 2008, with a record date of 1st August 2008 and a payment date of 9th October 2008.
The third interim dividend for 2008 will be declared on 22nd October 2008 and will have an ex-dividend date of 29th October 2008 and a record date of 31st October 2008. It will be paid on 8th January 2009.
The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The first and second interim dividends for 2008 have not been recognised in these results.

Issued: Wednesday, 23rd July 2008, London, U.K.	26

Reconciliation of movements in equity	H1 2008	H1 2007	2007
	£m	£m	£m
Total equity at beginning of period	9,910	9,648	9,648
Total recognised income and expense for the period	2,357	3,634	6,134
Dividends to shareholders	(1,567)	(1,456)	(2,793)
Shares issued	37	332	417
Shares purchased and held as Treasury shares	—	(1,250)	(3,537)
Shares purchased for cancellation	(3,079)	—	(213)
Consideration received for shares transferred by ESOP Trusts	6	84	116
Shares acquired by ESOP Trusts	(3)	—	(26)
Share-based incentive plans	113	116	237
Tax on share-based incentive plans	(2)	—	4
Distributions to minority shareholders	(65)	(67)	(77)

Total equity at end of period	7,707	11,041	9,910

Reconciliation of cash flow to movements in net debt	H1 2008	H1 2007
	£m	£m
Net debt at beginning of the period	(6,039)	(2,450)
Increase/(decrease) in cash and bank overdrafts	1,606	(168)
Cash inflow from liquid investments	(779)	(14)
Net increase in long-term loans	(5,215)	(983)
Net repayment of short-term loans	2,382	275
Net repayment of obligations under finance leases	22	22
Exchange adjustments	(301)	56
Other non-cash movements	(18)	(20)

Increase in net debt	(2,303)	(832)

Net debt at end of the period	(8,342)	(3,282)

Capital expenditure
In the period to 30th June 2008 there were additions to property, plant and equipment of £567 million (H1 2007: £712 million) and additions to intangible assets of £182 million (H1 2007: £424 million).
In the period to 30th June 2008 there were disposals of property, plant and equipment with a book value of £20 million (H1 2007: £24 million) and disposals of intangible assets with a book value of £nil (H1 2007: £nil).
Business acquisitions and disposals
On 5th June 2008, the Group acquired all of the share capital of Sirtris Pharmaceuticals Inc., a pharmaceutical company based in the USA specialising in the development of small molecule drugs that target the sirtuins, a family of enzymes associated with the ageing process. The purchase price of £376 million included £52 million of cash and cash equivalents, with the remainder represented by preliminary valuations of intangible assets of £106 million, other net liabilities of £27 million and goodwill of £245 million. These are provisional valuations and may be subject to change in the future.
Contingent liabilities
In H1 2008, there were no material changes to the Group’s contingent liabilities relating to guarantees, letters of credit, discounted bills and other items arising in the normal course of business from those disclosed in the Annual Report 2007. For discussions of tax and legal issues, refer to ‘Taxation’ on page 25 and ‘Legal matters’ on page 15.

Issued: Wednesday, 23rd July 2008, London, U.K.	27

Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the company’s Annual Report 2007. During H1 2008 the value of services purchased from Quest Diagnostics was £19 million (H1 2007: £18 million) and the balance payable by GSK for services at 30th June 2008 was £2 million (30th June 2007: £4 million).
The value of services provided by GSK to the joint venture with Shionogi was £nil (H1 2007: £nil) and the balance payable to GSK for these services at 30th June 2008 was £1 million (30th June 2007 £1 million).
There were no material transactions with directors..
Principal risks and uncertainties
The principal risks and uncertainties affecting the Group are those described under the headings below in the ‘Risk Factors’ section of the ‘Business Review’ of the Annual Report 2007.
Risk of unplanned loss of patents
Risk that R&D will not deliver commercially successful new products
Risk of substantial adverse outcome of litigation and government investigations
Risks of competition, price controls and limitations on sales
Regulatory controls
Risk of interruption of product supply
Risk from concentration of sales to wholesalers
Reliance on information technology
Taxation
Disruption from pandemic influenza
Environmental liabilities
Global political and economic conditions
Accounting standards
Human resources
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three and six months ended 30th June 2008 is prepared in accordance with the Listing Rules of the UK Listing Authority, IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2007.
GSK utilises a 3-column approach to the income statement. ‘Business Performance’ shows GSK’s underlying results excluding restructuring charges related to the new Operational Excellence programme, announced in October 2007, and significant acquisitions. The middle column shows restructuring costs and the ‘Statutory’ column shows the full results.
Business performance, which is a supplemental measure, is the primary performance measure used by management, and is presented after excluding restructuring charges relating to the new Operational Excellence programme, which commenced in October 2007, and significant acquisitions. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives a more useful indication of the underlying performance of the Group for the periods presented. Statutory results include these items. The Group reported only statutory results for Q2 and H1 in 2007.
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER growth and compare 2008 business performance results with 2007 statutory results, unless otherwise stated.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985. The balance sheet at 31st December 2007 has been derived from the full Group accounts published in the Annual Report 2007, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

Issued: Wednesday, 23rd July 2008, London, U.K.	28

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in Sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.
Comparative information restatement
As a result of the review of the strategic direction of the Group, the regional reporting structure within the Pharmaceuticals business has been realigned. Russia and a number of developing Eastern European markets, previously reported within Europe are now included within the Emerging Markets sector in the Rest of the World. No change has been made to the reporting structure in the Consumer Healthcare business where these markets are still reported within Europe.
The Group has also taken the opportunity to review the allocation of entities and expenses between the Pharmaceuticals and Consumer Healthcare businesses. As a result, one entity in China has been reclassified from Pharmaceuticals to Consumer Healthcare. Comparative information has been restated onto a consistent basis and the effect of the restatements on each quarter in 2007 and on Q1 2008 is available on the company’s website.
These reallocations have no impact on Group turnover or Group operating profit.
Directors’ responsibility statement
The Board of Directors approved this document on 23rd July 2008.
The directors confirm that to the best of their knowledge this unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
The directors of GlaxoSmithKline plc are as listed in the company’s Annual Report 2007, with the exception that Dr Jean-Pierre Garnier retired on 22nd May 2008.
By order of the Board

Andrew Witty	Julian Heslop
Chief Executive Officer	Chief Financial Officer
23rd July 2008	23rd July 2008
Investor information
Financial calendar
The company will announce third quarter 2008 results on 22nd October 2008.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.
Contact information
Copies of this interim management report may be obtained from company’s registrars on 0871 384 2991 or by writing to, Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

Issued: Wednesday, 23rd July 2008, London, U.K.	29

Independent review report to GlaxoSmithKline plc
Introduction
We have been engaged by the Company to review the condensed financial information in the half-yearly financial report for the three and six months ended 30 June 2008, which comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial information in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the three and six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
London
23rd July 2008
Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Issued: Wednesday, 23rd July 2008, London, U.K.	30